FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended December 9, 2004

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   X

FORM 6-K

EXHIBIT INDEX

EXHIBIT   1 .

Press Release, December 9, 2004 – English

VANNESSA VENTURES LTD.

220, 1010 – 1St S.W.

Calgary, Alberta T2R 1K4

Telephone: (403) 444-5191

NEWS RELEASE

December 9, 2004

Trading Symbol: TSXV: VVV

Exploitation Permit Resolution

Vannessa Ventures Ltd. (“the Company”) was surprised to learn of a decision by the Supreme Court of Costa Rica in which the Court ruled on an injunction filed against the Minister of Environment and Mines and the President of the Republic over the Cerro Crucitas mining concession.

The court ruled that the resolution that awarded the Exploitation Permit over the concession be annulled because it violated Article 50 of the Constitution of Costa Rica and ordered the State to pay cost, damages and compensation to the concession holder.  The Court also stated that the environmental assessment process that is currently before the Environmental Ministry for approval should not be effected by the decision to annul the resolution.

Presently, there is not sufficient information available for the Company to accurately assess the impact of this decision, if any, on the project.  According to the law in Costa Rica, the courts decision does not take effect until the parties are formally notified.  At such time details and justification for the decision will become available for evaluation and the affected parties can file a petition asking that the Courts review the ruling and, if the review is positive, reverse the decision.

The Company is not aware of any factors that could have motivated the court to rule against the executive branch of the Costa Rica Government.  The Exploitation Permit was issued in full compliance with all applicable laws and regulations in place at the time and after the Company had invested over US$ 30 million during seven years of exploration followed by a feasibility study that received government approval in 2001.

In absence of any other explanation, the Company's counsel speculates that the ruling may be the product of a misunderstanding over the conditions that apply to the Mining Title.  Laws and regulations applicable in 2001 when the Exploitation Permit was awarded required that the Exploitation Permit be issued before the developer could file for the required Environmental Permits.  The obligation for the concession holder to acquire environmental approval prior to obtaining an Exploitation Permit went into force in 2002, well after the Company received its Exploitation Permit.

Since the change in the law is not retroactive, the Exploitation Permit should not be impacted however, the timing aspects of conflicting rules may have caused some confusion in the courts assessment when it deliberated the issue of the Company receiving an Exploitation Permit prior to receiving environmental approval.

The Company is currently in the final review stages for obtaining Environmental Approval and no development can proceed without this approval.

Management is confident the Government of Costa Rica will move quickly to provide clarification of the issue and resolve the situation.

The Crucitas project contains approximately US$ one billion of gold at current world prices.

By order of the Board,

_______________________________

John Morgan,

President

Vannessa Ventures Ltd.

“The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.”